Exhibit 99.1

St. John's, NL (October 4, 2017):

FORTIS INC. TO HOLD INVESTOR DAY IN TORONTO ON OCTOBER 16 AND NEW YORK ON OCTOBER 18

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) will hold an Investor Day on Monday, October 16, 2017, in Toronto, Ontario, and on Wednesday, October 18, 2017, in New York City, New York. Barry Perry, President and Chief Executive Officer, Fortis, along with the Corporation's Executive Vice Presidents, members of the senior management team and Chief Executive Officers and Chief Financial Officers from certain subsidiaries will provide an update on Fortis operations, current developments and strategic outlook.

Immediately prior to the Investor Day on October 16, the Corporation anticipates providing its five-year capital investment plan for the period 2018 through 2022 and information on its fourth quarter 2017 common share dividend.

For both events, registration and breakfast will begin at 9:00 am (Eastern). Formal presentations from Mr. Perry, Karl Smith, Executive Vice President and Chief Financial Officer, Fortis and Jim Laurito, Executive Vice President, Business Development, Fortis are scheduled from 9:30 am to 12 noon (Eastern). Roundtable discussions with executives from certain subsidiaries will be held for institutional investors and analysts in the afternoon which are scheduled from 12:30 pm to 4:00 pm (Eastern).

On October 16, the event will take place at the Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario, Canada. On October 18, the event will take place at The Four Seasons, 57 East 57th Street, New York City, NY, USA.

A live and archived webcast of each event will be available on the Corporation's website at www.fortisinc.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion as of June 30, 2017. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Director, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com